July 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonnet BioTherapeutics Holdings, Inc. (the “Company”) Registration Statement on Form S-3, as amended (File No. 333-237795)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:00 p.m., Eastern Time, on July 15, 2020, or as soon as practicable thereafter.

Please call Alexander E. Dinur of Lowenstein Sandler LLP at 973-422-6732 to confirm the effectiveness of the Registration Statement or with any questions.

[Signature page follows.]

U.S. Securities and Exchange Commission

July 13, 2020

Very truly yours,

SONNET BIOTHERAPEUTICS HOLDINGS, INC.

By:	/s/ Jay Cross
Name:	Jay Cross
Title:	Chief Financial Officer

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